FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company"), announced today that its Special Meeting of Shareholders (the "Special Meeting") to approve an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the issued and outstanding common stock is scheduled to be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, on March 24, 2017 at 10:00 a.m. local time.

The Company has fixed the close of business on Wednesday, February 22, 2017 as the record date for the determination of the shareholders entitled to receive notice and vote at the Special Meeting or any adjournments or postponements thereof.

Attached to this report on Form 6-K as Exhibit 99.1 is the Proxy Statement for the Special Meeting of Shareholders of the Company.

Attached to this report on Form 6-K as Exhibit 99.2 is the Form of Proxy Card for the Special Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: March 6, 2017	By:	/s/Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

March 3, 2017

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of a Special Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, on March 24, 2017 at 10:00 a.m. local time, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon a proposal (the "Proposal") to approve an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2017 Annual Meeting of Shareholders by filing an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended.

Adoption of the Proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Evangelos J. Pistiolis Chief Executive Officer

TOP SHIPS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 24, 2017

NOTICE IS HEREBY given that a Special Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 10:00 a.m. local time on March 24, 2017, at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, for the following purpose, which is more completely set forth in the accompanying Proxy Statement:

To consider and vote upon a proposal to approve an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2017 Annual Meeting of Shareholders by filing an amendment to the Company's Third Amended and Restated Articles of Incorporation, as amended.

The Company's board of directors has fixed the close of business on February 22, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on February 22, 2017.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Alexandros Tsirikos Chief Financial Officer March 3, 2017 Athens, Greece

TOP SHIPS INC.
_____________________

PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 24, 2017

_____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at a Special Meeting of Shareholders to be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R.P. Louis Frolla, 98000, Monaco, on March 24, 2017 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about March 3, 2017 to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on February 22, 2017 (the "Record Date") consisted of 7,013,325 shares of common stock, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the proposal described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol "TOPS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL

APPROVAL OF AMENDMENT TO THE THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED COMMON SHARES AT A RATIO RANGING FROM ONE-FOR-TWO TO ONE-FOR-TWENTY

General

The Board has approved and is hereby soliciting shareholder approval of an amendment to Section D of the Company's Third Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company's issued Common Shares at a ratio of not less than one-for-two and not more than one-for- twenty (the "Amendment"). A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of shares of the Company's issued Common Shares between and including two and twenty into one share of Common Shares and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If the Amendment has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands by the date of the Company's 2017 Annual Meeting of Shareholders, the Board will abandon the Amendment constituting the reverse stock split and shareholder approval would again be required prior to implementing any reverse stock split thereafter. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,000,000,000 Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve the Proposal, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose of the reverse stock split is to increase the per share trading value of the Common Shares. The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders.

The Company believes that effecting the reverse stock split will help maintain compliance with the minimum bid price per share listing requirement for listing its Common Shares on the NASDAQ Capital Market. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

The combination of continuing to be listed on the NASDAQ Capital Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Common Shares.

The NASDAQ Capital Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period. The Company believes that effecting a reverse stock split may help maintain compliance with this listing requirement, as necessary.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company's Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of shares of common stock held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NASDAQ Capital Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Solicitation

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

Effects of Abstentions

Abstentions will have the effect of voting AGAINST the Proposal.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board Of Directors Alexandros Tsirikos Chief Financial Officer

March 3, 2017
Athens, Greece

Exhibit 99.2

TOP SHIPS INC.

IMPORTANT SPECIAL MEETING INFORMATION

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000000000.000000 ext 000000000.000000 ext

MR A SAMPLE
DESIGNATION (IF ANY)
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Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposal — The Board of Directors recommends a vote FOR the Proposal.

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2. To transact such other business as may properly come before the meeting or any adjournment thereof.

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP SHIPS INC.

Proxy — TOP Ships Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF TOP SHIPS INC.

The undersigned hereby appoints Evangelos J. Pistiolis and Alexandros Tsirikos, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of common stock of TOP Ships Inc. (the "Company"), that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Stockholders of the Company to be held at the offices of Central Shipping Monaco SAM, Les Orchidees, 16 Rue R. P. Louis Frolla Monaco MC 98000, at 10:00 a.m. local time, on March 24, 2017 (the "Meeting") or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)